November 29, 2005

Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington D.C. 20549-0406

RE: SEC COMMENT LETTER DATED NOVEMBER 14, 2005 (FILE NO. 000-30690)

Dear Mr. Spirgel:

We have reviewed the comments included in your letter dated November 14, 2005 regarding the Form 20-F filed by EuroTrust A/S on June 3, 2005. Our responses to your comments follow.

FORM 20-F FOR FISCAL YEAR ENDED DECEMBER 31, 2004
-------------------------------------------------

     1. We note your amended Form 20-F filed November 3, 2005. Ask your auditors to include an updated audit report to reflect the revisions you have completed in the restated financial statements. Also, the audit report should include a paragraph making reference to the restatement and to the notes to the financial statements where the restatement is disclosed.

     2. Refer to your auditor's report where they state that their audit was conducted "in accordance with AUDITING standards of the Public Company Accounting Oversight Board in the United States." The opinion should state, instead, that the audit was conducted in accordance with standards of the PCAOB." Have you auditors revise their report and amend your 20-F for the year ended December 31, 2004 to comply with PCAOB Auditing Standard No. 1 and the Related SEC Release 34-49707.

     Our Response:
          We received the revised report of our independent registered public accounting firm which includes a paragraph making reference to the restatement and note to the financial statement further describing the restatements and deleted the word "auditing" in describing the standards of the Public Company Accounting Oversight Board in the United States. This report has been included in the 20-F/A2.

     3. We note that your audit report was signed by an audit firm based in Salt Lake City, Utah. We also note that you conduct the majority of your operations and generate the majority of your revenues in Denmark. Also, it appears the majority of your assets are located in Denmark. Please tell us where the majority of the audit work was conducted and how you concluded that it is appropriate to have an audit report issued by an auditor licensed in Utah.

     Our Response:
          Our Audit Committee which consists of three independent directors and whose chairman is a "financial expert" selected the firm of Gregory & Eldredge, LLC in accordance with the required procedures set forth in the Audit Committee Charter. A majority of the audit work on EuroTrust A/S was conducted in Denmark by Gregory & Eldredge, LLC during an initial interim trip in October of 2004 and thereafter during a fieldwork trip in February and March of 2005 . These trips coincided with the auditing work performed by Horwath Revisorerne f/k/a
          Revisorne Strandvejen 58's, our Danish auditing firm, in connection with their preparation of our financial statements as required by Danish Law. These firms collaborate on certain audit testing. Gregory & Eldredge, LLC has some staff members who are fluent in Danish and a majority of our accounting staff and Horwath Revisorerne's auditors are fluent in English. Prior to retaining Gregory & Eldredge, we utilized both Enrst & Young and KPMG. However, the escalating costs of these firms coupled with their lack of responsiveness to our timing needs convinced our Audit Committee that we needed to retain a firm of auditors that (i) was cost effective to a Company with limited resources such as EuroTrust and (ii) would be in a position to complete their audit within the time required to enable us to timely file our 20F. (We were late in filing our 2002 20F because KPMG was not able to assign sufficient personnel to perform their required internal review of the work done by their Danish affiliate.) In retaining Gregory & Eldredge, LLC we have received more responsive and timely service and cost savings for the related services which we believe is in the best interest of our shareholders.

Restated Consolidated Statements of Cash Flows, Page F-8
--------------------------------------------------------

     4. Please revise your Restated Consolidated Statement of Cash Flows to separately show cash used in discontinued operations as operating, investing and financing activities. FAS 95 does not support presenting operating, investing and financing cash flows from discontinued operations all within the operating cash flows category.

     Our response:
          The cash flows have been revised per your comment.

Notes to the Consolidated Financial Statements F-9
--------------------------------------------------

     5. Please add a note to your financial statements to provide the disclosures required by paragraph 37 of APB 20.

     Our Response:
          We have included a footnote to describe the nature of the restatement on previously issued financial statements and the effect of its correction on income before extraordinary items, net income, and the related per share amounts.

Notes 7-Business Acquisitions. Divestitures, and Discontinued Operations,
-------------------------------------------------------------------------
Page F-23
---------

     6. Please add a note to your financial statements to include the disclosures required by Paragraph 47b and 47c of SFAS 144.

     Our Response:
          We are happy to repeat the disclosure in a note to the financial statements for the gain or loss recognized in accordance with paragraph 37 as required by paragraph 47b of SFAS

          144. This information was disclosed on the face of the statement of operations of the revised 20-F as:

Gain (loss) from disposal of discontinued
Print/On line Media division and
internet segment components net of tax, 0 in
2002, 2003 and 2004                   (6,000)     10,049      83,615     15,293
                                  ---------------------------------------------

          The amount of revenues from the discontinued components was disclosed in note 7 in the first paragraph of divestitures on page F-25 of the 20-F A as:

Revenues of the discontinued components for the years ended December 31, 2004, 2003 and 2002 were DKK 21,075, DKK 56,589, and DKK 43,761.

          We are happy to repeat the disclosure of the pretax profit or loss reported in discontinued operations as required by paragraph 47c of SFAS 144 in a note to the financial statements. The pretax profit or loss reported in discontinued operations was disclosed on the face of the statement of operations as:


Gain (loss) from operations of discontinued
internet segment components net of tax,
0 in 2002, 2003 and 2004            (179,985)   (18,420)       1,090        199

General
-------

     7. We note that you restated your financial statements filed on Form 20-F for the period ended December 31, 2004 to reclassify the operating results and resulting gain from the sale of EuroTrust Virus112 A/S, EuroTurst PKI Services A/S, EuroTrust Sweden, Telefax Scandinavia AB, EuroTrust E-Security SARL, and EuroTrust France SAS to discontinued operations. Please note that in addition to filing the amendment, you also need to respond to our comment #1 included in our letter dated September 23, 2005.

     Our Response:
          We inadvertently did not edgar file the response faxed to the you in response to comment 1 of the September 23, 2005 letter. We will respond as follows to the previous comment 1:

We have revised the financial statements to reclassify all discontinued components according to your comment.

If you have any further comments or would like to discuss any of the responses above, please contact me at your convenience.

Sincerely yours,

By /s/ Soren Degn.
------------------
Chief Financial Officer
EuroTrust A/S
+ 45 39 54 00 00